Exhibit 99.4

HomeFed Corporation

2017 RSU Opportunity Plan

1. Purpose. The Board of Directors (the “Board”) of HomeFed Corporation (the “Company”) desires to provide certain Eligible Employees (as defined below) the opportunity to receive an award of restricted stock units (“RSUs”) for shares of common stock of the Company, par value $0.01 per share (“Common Stock”), pursuant to the terms and conditions of this 2017 RSU Opportunity Plan (the “Plan”) and any RSU Opportunity Notice (the “Notice”) delivered in connection with the Plan and any RSU award agreement (an “Award Agreement”) entered into between the Company and an Eligible Employee in connection with the Plan.

2. Eligibility. The Board of Directors shall in its sole discretion determine the executives that are eligible to participate in the Plan (“Eligible Employees”).

3. Determination of RSU Award. The period commencing on the date of delivery of the Notice to Eligible Employees and ending on December 31, 2019, shall be the “Performance Period” under this Plan. If, at the end of the Performance Period, the Board, in its sole discretion determines that an Eligible Employee has achieved the performance criteria established by the Board at the time of the delivery of the Notice (the “Performance Criteria”), the Board will grant to such Eligible Employee on or following such date, but in no event later than April 1, 2020 (the “RSU Grant Date”), and pursuant to the terms of an Award Agreement to be entered into on the RSU Grant Date, RSUs for a number of shares of Common Stock to be determined by dividing $3 million by the fair value of a share of Common Stock on the RSU Grant Date, as determined by the Board in its sole discretion; provided, that RSUs with respect to no fewer than 49,500 shares of Common Stock and no more than 66,000 shares of Common Stock may be granted, and subject to the applicable Eligible Employee’s continued employment with the Company through the RSU Grant Date. If the Board determines in its sole discretion that an Eligible Employee has not achieved the required Performance Criteria, no RSUs will be awarded to such Eligible Employee.

By way of example only:

Fair Value per Share of Common Stock	Number of Shares of Common Stock Subject to RSUs	Grant Date Value of RSUs
$30	66,000	$1,980,000
$35	66,000	$2,310,000
$40	66,000	$2,640,000
$45	66,000	$2,970,000
$50	60,000	$3,000,000
$55	54,545	$2,999,975
$60	50,000	$3,000,000
$65	49,500	$3,217,500
$70	49,500	$3,465,000

4. Vesting; Additional Conditions. The RSUs shall be subject to such vesting and other terms and conditions as may be specified in the Notice and/or Award Agreement.

5. Administration. The Plan will be administered by the Board. The Board is authorized to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make sure determinations and interpretations and to take such action in connection with Plan and any benefits granted hereunder as it deems necessary or advisable. The Board shall have the authority to construe the Plan and any Notices, Award Agreements and awards of RSUs made thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the RSUs and to make all other determinations necessary or advisable for administering the Plan.

6. Adjustments. In the event of any corporate event or transaction involving the Company, such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind, amalgamation, or other like change in capital structure (other than normal cash dividends), or any similar corporate event or transaction, in order to prevent dilution or enlargement of Eligible Employees’ rights under the Plan, the Board will substitute or adjust, in its sole discretion, the number and kind of shares or other property that may be issued under any Notice and/or Award Agreement, including the maximum and minimum number of shares subject to the RSUs and the maximum value of the aggregate shares subject to the RSUs.

7. Governing Law. This Plan, all Notices and Award Agreements and all awards of RSUs granted hereunder and all related matters shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

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